JOINT NEWS RELEASE

Alderon and the Innu Nation of Labrador Sign Impacts and Benefits Agreement

January 23, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) and the Innu Nation of Labrador (“Innu Nation”) are pleased to announce that The Kami Mine Limited Partnership (“Kami LP”), an affiliate of Alderon, has signed an Impacts and Benefits Agreement (“IBA”) with respect to the development of the Kami Iron Ore Project (“Kami Project”) located in western Labrador.  The IBA is a life-of-mine agreement that establishes the sharing of benefits that will ensure a continued positive relationship between the Innu Nation and the Kami LP. The IBA represents full and final settlement to the Innu Nation.

“The successful conclusion of the IBA further strengthens Alderon and the Kami LP’s positive working relationship with the Innu Nation,” says Mark Morabito, Executive Chairman of Alderon.  “This IBA is the result of over three years of consultation and negotiation and we look forward to a beneficial future for both parties as we continue to develop the Kami Project.”

“We are pleased with this IBA as it gives financial benefits to the Innu people and opportunities for business contracts and jobs as well as environmental protection for Innu traditional pursuits,” says Innu Nation Grand Chief Prote Poker.

By entering into the IBA, the Innu Nation has given its consent and support to the Kami Project in keeping with the provisions of the Agreement.  In return, the Innu Nation will benefit through economic opportunities for community members including employment, training, business opportunities and financial benefits. The IBA also provides for various measures to ensure environment and cultural heritage protection, including the establishment of an environmental monitoring committee. The IBA does not contain any restrictions that would prevent the Kami LP from entering into agreements with other Aboriginal groups.

The Innu Nation asserts constitutionally protected aboriginal rights over the area of the Kami Project and is currently engaged in negotiations with Canada and Newfoundland and Labrador to complete a Final Land Rights and Self Government Agreement.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP. On behalf of the Board "Mark J Morabito" Executive Chairman	INNU NATION OF LABRADOR On behalf of the Innu Nation “Prote Poker” Grand Chief

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

For further information from Innu Nation:
Mark Nui, IBA Negotiator
Innu Nation
709-478-8943

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the future relationship with the Innu Nation; and (iv) the benefits of the IBA.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the Federal environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.